As filed with the Securities and Exchange Commission on February 4, 2015

Securities Act File No. 333-198362

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.
☒  Post-Effective Amendment No. 2

HARVEST CAPITAL CREDIT CORPORATION

(Exact Name of Registrant as Specified in Charter)

767 Third Avenue, 25th Floor

New York, NY 10017

(212) 906-3500

(Address and telephone number,

including area code, of principal executive offices)

Richard P. Buckanavage
President and Chief Executive Officer
Harvest Capital Credit Corporation
767 Third Avenue, 25th Floor
New York, NY 10017

(Name and Address of Agent for Service)

COPIES TO:
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-198362) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 2 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the SEC. As permitted by Rule 462(d), this Post-Effective Amendment No. 2 shall become effective upon filing with the SEC.

HARVEST CAPITAL CREDIT CORPORATION

PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial statements

None.

(2)	Exhibits

(a)(1)

Restated Certificate of Incorporation of Harvest Capital Credit Corporation (the “Company”) (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on April 24, 2013).

(b)(1)	Bylaws of the Company (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on March 26, 2013).

(d)(1)

Specimen certificate of the Company’s common stock, par value $0.001 per share (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on March 26, 2013).

(d)(2)	Form of Indenture (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

(d)(3)

Form of First Supplemental Indenture relating to the 7.00% Notes due 2020, between Harvest Capital Credit Corporation and U.S. National Bank Association, as trustee (incorporated by reference to the registrant’s Form 8-A, File No. 001-35906, filed on January 23, 2015).

(d)(4)	Form of 7.00% Notes due 2020 (incorporated by reference to the registrant’s Form 8-A, File No. 001-35906, filed on January 23, 2015).

(d)(5)	Statement of Eligibility of Trustee on Form T-1 (incorporated by reference to the registrant’s Form 305B2, File No. 333-185672, filed on January 9, 2015).

(e)	Form of Dividend Reinvestment Plan (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on March 26, 2013).

(g)	Investment Advisory and Management Agreement (incorporated by reference to the registrant’s quarterly report on Form 10-Q, File No. 1-35906, filed on November 12, 2013).

(h)

Underwriting Agreement, dated January 22, 2015, by and between Registrant, HCAP Advisors LLC, JMP Credit Advisors LLC, and Keefe, Bruyette & Woods, Inc., as representative of the several underwriters named in Exhibit I thereto (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on January 27, 2015).

(j)(1)	Form of Custody Agreement (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on May 2, 2013).

(k)(1)	Form of Administration Agreement (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on March 26, 2013).

(k)(2)	Form of License Agreement (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on March 26, 2013).

(k)(3)	Form of Registration Rights Agreement (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on April 24, 2013).

(k)(4)	Form of Warrant Agreement (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on May 2, 2013).

(k)(5)

Form of Loan Agreement between Harvest Capital Credit LLC and JMP Group LLC (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on April 24, 2013).

(k)(6)

Form of Amendment No. 1 to Loan Agreement among the Company, Harvest Capital Credit LLC, and JMP Group LLC (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on April 24, 2013).

(k)(7)

Form of Agreement and Plan of Merger between the Company and Harvest Capital Credit LLC (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-185672, filed on May 2, 2013).

(k)(8)

Loan and Security Agreement, dated as of October 29, 2013, by and among Harvest Capital Credit Corporation, CapitalSource Bank, as agent and a lender, and each of the other lenders from time to time party thereto (incorporated by reference to the registrant’s current report on Form 8-K, File No. 1-35906, filed on October 31, 2013).

(k)(9)

Tri-Party Agreement, dated as of October 29, 2013, by and among Harvest Capital Credit Corporation, U.S. Bank National Association, and CapitalSource Bank (incorporated by reference to the registrant’s current report on Form 8-K, File No. 1-35906, filed on October 31, 2013).

(k)(10)

First Amendment to Loan and Security Agreement, dated as of December 30, 2013, by and among Harvest Capital Credit Corporation, CapitalSource Bank, as agent and a lender, and each of the other lenders from time to time party thereto (incorporated by reference to the registrant’s annual report on Form 10-K, File No. 1-35906, filed on April 24, 2014).

(k)(11)

Second Amendment to Loan and Security Agreement, dated as of December 17, 2014, by and among Harvest Capital Credit Corporation, Pacific Western Bank (successor-by-merger to CapitalSource Bank), as agent and a lender, and each of the other lenders from time to time party thereto (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on January 27, 2015).

(l)(1)

Opinion of Sutherland Asbill & Brennan LLP (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

(l)(2)

Opinion of Sutherland Asbill & Brennan LLP (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on January 27, 2015).

(l)(3)	Opinion of Sutherland Asbill & Brennan LLP.*

(n)(1)

Consent of Sutherland Asbill & Brennan LLP (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

(n)(2)

Consent of PricewaterhouseCoopers LLP (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

(n)(3)

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, with respect to the “Senior Securities” table (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

(n)(4)

Consent of Sutherland Asbill & Brennan LLP (incorporated by reference to the registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on January 27, 2015).

(n)(5)	Consent of Sutherland Asbill & Brennan LLP (incorporated by reference to exhibit (l)(3) hereto).*

(r)	Form of Code of Ethics of the Company adopted under Rule 17j-1 (incorporated by reference to the registrant’s annual report on Form 10-K, File No. 1-35906, filed on April 24, 2014).

99.1

Form of Prospectus Supplement for Common Stock Offerings (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

99.2

Form of Prospectus Supplement for Preferred Stock Offerings (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

99.3

Form of Prospectus Supplement for Rights Offerings (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

99.4

Form of Prospectus Supplement for Warrants Offerings (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

99.5

Form of Prospectus Supplement Retail Notes Offerings (incorporated by reference to the registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, File No. 333-198362, filed on November 7, 2014).

*	Filed herewith

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in an accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

SEC registration fee	$12,880
FINRA filing fee	$15,500
NASDAQ listing fees	$69,000
Accounting fees and expenses	$50,000
Legal fees and expenses	$200,000
Printing and engraving	$30,000
Miscellaneous fees and expenses	$-
Total	$377,380

Note: All listed amounts, except the SEC registration fee and the FINRA filing fee, are estimates

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Company’s common stock as of January 26, 2015.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	37

Item 30. Indemnification

Section 102(b)(7) of the Delaware General Corporation Law, or the “DGCL,” allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit. Pursuant tothat provision of the DGCL, the Registrant has adopted a provision in its certificate of incorporation exculpating its directors from personally liablility for monetary damages to the Registrant for breaches of their fiduciary duty as directors, except for except for liability (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation further provides, however, that, for so long as the Registrant is regulated under the Investment Company Act of 1940, as amended, or the “1940 Act,” the Registrant’s certificate of incorporation and bylaws shall not limit the liability of any director for actions or matters for which such exculpation would be prohibited by the 1940 Act or by any valid rule, regulation or order of the Securities and Exchange Commission thereunder. The 1940 Act provides, among other things, that a company may not include in its certificate of incorporation or bylaws a provision that would protect a director or officer against liability to it or its stockholders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Section 145 of the DGCL empowers a Delaware corporation to indemnify and to advance expenses to its officers and directors and specific other persons to the extent and under the circumstances set forth therein. The Registrant has adopted a provision in its certification incorporation that provides indemnification—to the fullest extent authorized by the DGCL—to any person who was or is involved in any actual or threatened action, suit, or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of the Registrant’s directors or officers or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, against expenses (including attorney’s fees), judgments, fines and amounts paid or to be paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, except in cases in which the indemnitee did not act in good faith with the reasonable belief that his or her conduct was in, or not opposed to, the best interest of the Registrant or the indemnitee’s conduct constituted gross negligence, bad faith, reckless disregard, or willful misconduct. The Registrant’s certificate of incorporation also provides for the advancement of expenses incurred by a director or officer in advance of a final disposition of a proceeding, upon the receipt of an undertaking by or on behalf of the director or officer to repay all amounts so advanced in the event it is ultimately determined that he or she is not entitled to indemnification. For so long as the Registrant is regulated under the 1940 Act, however, such indemnification and advancement of exempenses is subject to and limited by the 1940 Act or by any valid rule, regulation, or order of the SEC thereunder. The 1940 Act provides, among other things, that a company may not include in its certificate of incorporation or bylaws a provision that would protect a director or officer against liability to it or its stockholders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Section 145(f) of the DGCL also provides that the indemnification and advancement of expenses permitted under the law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders, or otherwise. The Registrant’s certificate of incorporation similarly provides that the indemnification and advancement of expenses provided for in the certificate of incorporation shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled under any law, agreement, vote of the stockholders or disinterested directors, or otherwise.

Section 145(g) of the DGCL empowers a Delaware corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the. The Registrant’s certificate of incorporation similarly permits it to secure insurance on behalf of any person who is or was or has agreed to become a director or officer of the the Registrant or is or was serving at our request as a director or officer of another enterprise for any liability arising out of his or her actions, regardless of whether the DGCL would permit indemnification. The Registrant has obtained primary and excess insurance policies insuring its directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant’s behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

The above discussion of Section 102(b)(7) and Section 145 of the DGCL and the Registrant’s certificate of incorporation is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Registrant’s certificate of incorporation.

The Registrant’s investment advisory and management agreement with its investment adviser, HCAP Advisors LLC, or “HCAP Advisors,” provides that HCAP Advisors and its officers, directors, employees and affiliates are not liable to us or any of our stockholders for any act or omission by it or its employees in the supervision or management of our investment activities or for any loss sustained by us or our stockholders, except that the foregoing exculpation does not extend to any act or omission constituting willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations under the investment advisory and management agreement. The investment advisory and management agreement also provides for indemnification by us of HCAP Advisors’s members, directors, officers, employees, agents and control persons for liabilities incurred by it in connection with their services to us, subject to the same limitations and to certain conditions.

The Registrant’s administration agreement with its administrator, JMP Credit Advisors LLC, or “JMP Credit Advisors,” provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, JMP Credit Advisors and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the administrator’s services under the administration agreement or otherwise as administrator for us.

The Registrant may agree to indemnify any underwriters in connection with an offering pursuant to this Registration Statement against specific liabilities, including liabilities under the Securities Act of 1933, as amended, or the “Securities Act.”

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser, and each managing director, director or executive officer of the investment adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management — Board of Directors and Executive Officers,” “Investment Advisory and Management Agreement,” and “Portfolio Management.” Additional information regarding the investment adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77483), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

Item 32. Location of Accounts and Records

The Registrant maintains physical possession of each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder at the offices of:

(1)	The Registrant, 767 Third Avenue, 25th Floor, New York, New York 10017;

(2)	The Custodian, 190 S. LaSalle Street, 10th Floor, Chicago, IL 60603;

(3)	The Transfer Agent, 6201 15th Avenue, Brooklyn, NY 11219; and

(4)	The Investment Adviser, HCAP Advisors LLC, 450 Park Avenue, Suite 500, New York, New York 10022.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)

Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2)	Not applicable.

(3)

Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

(4)	Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)

that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)

that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii)

the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)

Registrant undertakes to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to our net asset value per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate net asset value from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, in the State of New York, on the 4th day of February, 2015.

HARVEST CAPITAL CREDIT CORPORATION

By:	/s/ Richard P. Buckanavage
Richard P. Buckanavage
President and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard P. Buckanavage	President and Chief Executive Officer; Director	February 4, 2015
Richard P. Buckanavage	(principal executive officer)

/s/ Craig R. Kitchin	Chief Financial Officer, Chief Compliance	February 4, 2015
Craig R. Kitchin	Officer, and Secretary (principal financial and accounting officer)

*	Chairman of the Board of Directors	February 4, 2015
Joseph A. Jolson

*	Director	February 4, 2015
Dorian B. Klein

*	Director	February 4, 2015
Jack G. Levin

*	Director	February 4, 2015
Richard A. Sebastiao

* Signed by Craig R. Kitchin pursuant to a power of attorney signed by each individual on August 26, 2014.